Grupo Melo, S.A.

MELO

Apartado Postal 333
Panamá 1, Panamá

Vía España 2313 - Río Abajo
Teléfono: 221-0033
Fax: 224-2311

02055908

02 NOV 12 AM 10: 15

November 02, 2002

Securities an Exchange Commission
Division of Corporation Finance
Office of international Corporate Finance
Room 3099 (stop 3-9)
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Grupo Melo, S. A.
File N0. 82-4893
Periodic reporting under Rule 12g3-2 (b)

SUPPL

PROCESSED
NOV 2 1 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

Pursuant to Rule 12g32 (b) promulgated under the Securities Exchange Act of 1934, Grupo Melo, S. A. (the "company") hereby furnishes to the Securities and Exchange Commission the following information which was made public as described in Rule 12g3-2 (b) (1) (i):

1. Quarter Update Report for the six months ended June 30, 2002.

Herewith, we would also like to apologize for previously sending the Unaudited Consolidated Financial Statements of Grupo Melo without the attached Quarter Update. Should you have any questions concerning the above, please do not hesitate to contact the undersigned at (507) 323-6978, 323-6983 or 221-0358

Sincerely yours,

Eudoro Jaén Esquivel
Grupo Melo and Subsidiaries
Finance, Planning and Treasury
Vicepresident

11/15

Enclosures
c.c.: Ann Bailen Fisher
(Sullivan & Cromwell)
Lucia Dumeng
(The Bank of New York)

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION

IN-T FORM
QUARTERLY UPDATE REPORT*

Quarter ended as of June 30, 2002

GRUPO MELO, S.A.

REGISTERED SECURITIES: COMMON SHARES

ADDRESS: VIA ESPAÑA 2313, RIO ABAJO

TELEPHONE 221-0033 FAX 224-2311

E-MAIL: dirfinanzas@grupomelo.com

Grupo Melo, S.A. is a corporation exclusively dedicated to the holding of shares of the various companies which comprise the group of companies called Grupo Melo. Grupo Melo maintains a pyramidal holding structure of shares where Grupo Melo, S.A. holds all of the mother shares. Grupo Melo, S.A. and subsidiaries (from now on, "Grupo Melo"), is a conglomerate of companies currently comprised by forty-four corporations grouped in seven divisions which includes production, processing, distribution and sale of goods and services thus Grupo Melo' s results depend on the performance of each of these seven Divisions.

PART I

ANALYSIS OF FINANCIAL AND OPERATIONAL RESULTS

A. Liquidity

As of closing of first quarter 2002, Current Ratio for Grupo Melo and Subsidiaries is 0.97, below 1.07 as reported on December 31, 2002. Grupo Melo's Current Assets' increased by 3.79% in comparison to December 31, 2001; due mainly to Inventories which grew by 8.35% ($2.5 Million). This increase in Inventories results from the business cycle of the Group's different components which normally grow during these months. Compared to June, 2001, Inventories grew by 2.5 % On the other hand, there was a reduction in Cash due to payments applied to Long-term Debt.

Concerning Short-term Liabilities, there was an increase of US$3.7 Million in short-term Banks obligations due to fund working capital needs and a US $3 Million bridge loan for the anticipated payment of of Altos de Vistamares, S.A outstanding Bond issue, these resulted in a faster growtn of Current Liabilities than Current Assets.
The current relation as of the closing of the first semester of 2002, is at the same level that as of first quarter closing.. Nevertheless as of July closing there is an important improvement in view of

* This document has been drafted with the knowledge that its contents shall be placed at the disposal of the investing public and public in general

Compañia de Finanzas y Servicios, S.A. (COFISESA) Bond issue which proceeds were mainly utilized for the payment of short-term commitments as part of a program to adjust the commitments to the Grupo's cash flow and optimizing the financial expense.

B. Capital Resources

As of June 30, 2002, Grupo Melo and Subsidiaries' Total Liabilities increased by 2.16% as compared to December 31. 2001; resulting from net increase in short-term debt of 13% and Notes and Accounts Payable in 16% as previously mentioned.

The resulting balance in the movement of liabilities is a result of reduction by amortization of Long Term debt for US $4.6 Million and to the anticipated redemption of US $3 Millions of Altos de Vistamares, S.A Bonds Cia. De Finanzas y Servicios, S.A. (COFISESA)' s Bond issue will improve the short-term and long-term debt structure.

As of closing of first quarter, 2002, the Group's equity decreased by 1.83% as compared to the same period of the previous year, resulting from Dividends payments corresponding to 2001 and the reduction in the accumulated profits due losses incurred during the reporting period. The Debt-to-Capital ratio is 2.24 and we expect further reduction of this indicator based on proyected end of year results.

C. Results of Operations

Grupo Melo and Subsidiaries' Total accumulated expenses as of June 30, 2002 were US$56.6 Million, which represented an increase of 7.97% compared to the same period in 2001. The market depression of the prices of poultry products suffered in the first quarter, continued during this quarter affecting the Poultry Division's sales margin, Grupo Melo's core business. The prices in the poultry industry have a cyclical behavior that typically reaches low levels during the first months of the year due to excess in offers, the climate conditions during the dry season months favors the production. During the second semester of the year, the market rectifies its prices, rationalizing production and enabling better and more adequate earnings. In the month of July, the prices reflected an escalating tendency.

Grupo Melo continues its expenses control program, and for this semester, expenses are at equal levels than first semester previous year (47% of the sales). It is worthwhile noticing the 5.23% reduction in financial expenses during the period as compared to same period the previous year resulting from the adopted financial measures.

Despite increase in Sales, expenses control and reduction in t financial expenses, the price reduction of poultry products continued adversely impacting Grupo Melo's results which showed a earnings margin of –0.59% and equity yield of –0.88%. Nonetheless, these results are significantly better than those obtained during the first semester of the year, which indicates that, the cyclical behavior of the margins will improve during the second semester of the year.

D. Analysis of Perspectives

The Group continues with efforts to increase exports sales from the poultry value-added Plant, Manuel E. Melo. The Group is currently exporting to Colombia, Honduras, Guatemala and Nicaragua. There are current negotiations with distributors in Costa Rica and the Caribbean, thus taking the to further develop the penetrated markets.

The average price of poultry products as of the month of July 2002 increased by 7% when compared to the previous month allowing the Poultry Division to obtaining better monthly earnings. All ratios support the forecast that the tendency for market improvements be will sustained during the second semester of the year as historically been the in poultry products markets and will enable the Group to reach adequate earnings by year end.
The Group successfully launched a US$15 Million in Bonds under COFISESA; the bonds were

issued in a series of ten-year maturity with quarterly payments to capital, its proceeds were utilized for the payment of short-term commitments. This bond issue will enable the reduction of banks obligations and improve the Group' s financial structure .

The Real Estate and Machinery, particularly, show better than projected results, in spite that the deteriorating country economic performance. The Restaurant Division shows significant results over projection. The Stores Division shows tendency for better Sales performance than the previous year an d has stared its expansion program to strengthen its national coverage. The Lumber Division continues its efforts to open markets in the U.S., Puerto Rico and in the Dominican Republic. Domestic sales continue to be reinforced with potential new customers.cf

PART II
FINANCIAL SUMMARY
GRUPO MELO AND SUBSIDIARIES
(in thousands of balboas except indicated by an *)

A. Presentation applicable to issuers if the commercial and industrial sector:

FINANCIAL SITUATION STATEMENT	QUARTER ENDED 30/06/02	QUARTER ENDED 31/03/02	QUARTER ENDED 31/12/01	QUARTER ENDED 30/09/02
Total Income	56,599	27,249	111,675	82,836
Operational Margin	5.03%	4.26%	6.15%	6.71%
General and Administrative Expenses	23,986	13,018	51,010	37,753
Net Income (Loss)	-335	-339	925	833
Shares issued and in circulation	2,328,314	2,328,314	2,328,314	2,328,314
Income (Loss) per Share*	-0.14	-0.146	0.397	0.358
Depreciation and Amortization	2,871	1,405	5,872	4,217
Non-recurring income (losses)	0	0	0	0
GENERAL BALANCE	**QUARTER ENDED 30/06/02**	**QUARTER ENDED 31/03/02**	**QUARTER ENDED 31/12/01**	**QUARTER ENDED 30/09/02**
Current Assets	49,389	48,408	47,583	48,530
Total Assets	122,811	122,535	121,720	122,263
CurrentLiability	50,708	49,259	44,304	45,991
Long-Term Debt	34,060	35,216	38,674	37,584
Preferred Shares	0	0	0	0
Paid Capital	20,892	20,892	20,892	21,291
Retained Income	17,129	17,123	17,834	17,340
Total Equity	37,881	37,875	38,586	38,491
FINANCIAL RATIOS				
Dividend/Shares	$0.16	$0.16	$0.27	$0.27
Total Debt/Equity	2.24	2.24	2.15	2.18
Work Capital	-1,319	-851	3,279	2,539
Current Ratio	0.97	0.98	1.07	1.06
Operative Income/Financial Expenses	0.90	0.78	1.12	1.21

PART III
FINANCIAL STATEMENTS

Are enclosed to the foregoing report.

PART IV
DIVULGATION

Grupo Melo, S.A. will disclose its Quarterly Update Report in its Web page as of August 30, 2002.

Legal Representative

Laury M. de Alfaro
Vice President